Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	FOR THE
	NINE
	MONTHS
	ENDED				YEAR ENDED DECEMBER 31,
	SEPTEMBER 30,
	2010		2009		2008		2007		2006		2005
Income from continuing
operations before taxes,
equity earnings and net
income attributable to non-
controlling interests	$894,659		$1,194,240		$1,020,613		$912,380		$1,028,161		$941,498
Adjustments:
Distributed income from less
than 50% owned companies	15,889		25,345		28,752		24,972		26,411		25,492
Fixed charges	158,101		209,379		248,716		243,317		147,133		108,751

Earnings from continuing
operations before taxes and
fixed charges, as adjusted	$1,068,649		$1,428,964		$1,298,081		$1,180,669		$1,201,705		$1,075,741

Fixed charges:
Interest expense	$109,826		$147,071		$185,783		$186,957		$96,997		$63,266

Portion of rent expense which
represents interest factor	48,275		62,308		62,933		56,360		50,136		45,485
Total fixed charges	$158,101		$209,379		$248,716		$243,317		$147,133		$108,751

Ratio of earnings to fixed
charges	6.8	x	6.8	x	5.2	x	4.9	x	8.2	x	9.9	x